ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
August 3, 2010
Via EDGAR and Overnight Mail
Mr. Kevin Dougherty
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Halliburton Company
Registration Statement on Form S-4
Filed May 7, 2010
File No. 333-166656
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 17, 2010
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010
Filed April 22, 2010 and July 23, 2010
Definitive Proxy Statement filed April 5, 2010
File No. 001-03492
Dear Mr. Dougherty:
On behalf of Halliburton Company (“Halliburton”), we are transmitting for electronic filing via the EDGAR system a memorandum of Halliburton responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by facsimile dated August 2, 2010.
Please telephone the undersigned (713.229.1856) of the firm Baker Botts L.L.P., counsel to Halliburton, with any questions or comments you may have regarding the enclosed.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ Eric C. Swanson
Eric C. Swanson

Enclosures

cc:	Mr. Albert O. Cornelison, Jr. (Halliburton Company) Mr. Brian Keith (Boots & Coots, Inc.) Mr. William T. Heller IV (Thompson & Knight LLP)

August 3, 2010
MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Halliburton Company

RE:	Registration Statement on Form S-4
Filed May 7, 2010
File No. 333-166656
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 17, 2010
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010
Filed April 22, 2010 and July 23, 2010
Definitive Proxy Statement filed April 5, 2010
File No. 001-03492
Response to Staff Comments dated June 3, 2010
     We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by facsimile dated August 2, 2010 relating to Halliburton’s Registration Statement on Form S-4 filed with the Commission on May 7, 2010 (the “Registration Statement”).
     We have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 2 to the Registration Statement (“Amendment No. 2”). We are also submitting supplementally for your review five courtesy copies of Amendment No. 2 marked to show all changes to Halliburton’s Amendment No. 1 to Form S-4 filed with the Commission on June 25, 2010.
     As discussed with the Staff on August 3, 2010, we no longer anticipate filing Amendment No. 1 to our Annual Report on Form 10-K (the “Form 10-K/A”) with the Commission as described in our memorandum to the Staff dated June 25, 2010 because (1) comments 5 through 9 received from the Staff on June 3, 2010 were addressed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Commission on July 23, 2010 and (2) comments 13 through 15 received from the Staff on June 3, 2010 will be addressed, consistent with the draft Form 10-K/A attached to our memorandum dated June 25, 2010, on a prospective basis beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 or our Proxy Statement relating to our 2011 Annual Meeting of Stockholders.
     For your convenience, our responses are prefaced by the corresponding Staff comment in bold text.

- 2 -	August 3, 2010
Form S-4
1.	We note your response to comment 1 from our letter to you dated July 16, 2010, and we reissue the comment. At a minimum, provide a new “Recent Developments” section in the forepart of the prospectus within the amended Form S-4 to include the disclosure that was the subject of comments 2, 3, and 9 from our letter to you dated June 3, 2010. You may include in that section text which makes clear precisely where in your incorporated Exchange Act filings additional details may be found.

Response: We have revised Amendment No. 2 accordingly. Please see pages 17-20.

2.	We note the new disclosure at page 25 of your Form 10-Q for the period ended June 30, 2010, regarding the estimated negative impact on your earnings per quarter. The new prospectus disclosure you provide in response to comment 1 above should include any estimates you have prepared regarding the negative impact on earnings for fiscal year 2010, rather than merely providing quarterly information in that regard.

Response: We have revised Amendment No. 2 to aggregate the estimated negative impact on earnings per share for the full year 2010. Please see page 20.
     Please call Eric Swanson or Andrew Baker of Baker Botts L.L.P. at (713) 229-1856 or (214) 953-6735, respectively, if you have any questions.